Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

July 19, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jennie Beysolow

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 21 Filed: May 31, 2022
File No. 024-11178

Ladies and Gentlemen:

Reference is made to the June 30, 2022 letter (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Collectable Sports Assets, LLC (the “Company”) with respect to the Company’s Post-Qualification Amendment No. 21 (“POS #21”) to its Offering Statement on Form 1-A (the “Offering Statement”) and the Company’s July 5, 2022 letter (the “Response Letter”), responding to the Comment Letter.

Subsequent to our submission of the Response Letter, we understand that Ms. Beysolow had a conversation with our counsel, Gary M. Brown, in which Ms. Beysolow advised Mr. Brown that the Commission and Staff were firm in their position as set forth in the Comment Letter. Accordingly, in the interest of having the remaining offerings added to the Offering Statement by POS #21 qualified without further delay, we have contemporaneously with this letter filed Post-Qualification Amendment No. 22 (“POS #22) to the Offering Statement. POS #22 removes all of the “blind pool” offerings (and related disclosures) from the Offering Statement – this addresses Comment #1 in the Comment Letter. POS #22 also fixes the offering price of all of the offerings in the Offering Statement, which addresses Comment #2 in the Comment Letter.

We trust that these actions taken in response to the Staff’s comment are sufficient to allow the Staff to expeditiously qualify POS #22, which we request be done as soon as practicable. Please be advised that our taking the actions described above does not necessarily indicate our agreement with the Staff’s position as set forth in the Comment Letter and we reserve the right to have further discussions about this matter with the Staff in order to be able to be able to make future “blind pool” offerings in the manner proposed in POS #21.

We would be pleased to discuss this response with the Staff if you believe that is necessary or desirable.  Please feel free to contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230. Again – we reiterate our request that POS #22 be qualified as soon as practicable.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:	Gary M. Brown